UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021.

Commission File Number 001-38172

Hudson Capital Inc.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

Email: warren@pxadivsors.com

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 18, 2021, Hudson Capital Inc. (“Hudson Capital” or the “Company”) announced in a press release that it received written notification on May 13, 2021 from The Nasdaq Stock Market LLC that it no longer met Listing Rule 5550(b)(1).

Listing Rule 5550(b)(1) requires Hudson Capital to maintain a minimum $2,500,000 in stockholders’ equity for continued listing. The Company reported in its last annual report Form 20-F for the period ended December 31, 2021 that its stockholders’ equity was $631,145. Under the Nasdaq Rules, the Company had 45 calendar days (no later than June 28, 2021) to submit a plan to regain compliance. If its plan was accepted, the Company would be granted an extension of up to 180 calendar days from the date of the letter to evidence compliance. The Company’s plan was accepted and it was granted an extension to November 9, 2021 to regain compliance.

On September 28, 2021, the Company announced in a Form 6-K filed with the Securities and Exchange Commission (the “Commission”) that it had consummated a sale of an aggregate of 630,000 ordinary shares, par value $0.005 (“Ordinary Shares”) of Hudson Capital and a pre-funded warrant (the “Warrant”) to purchase 650,000 Ordinary Shares to ATW Opportunities Master Fund, L.P. for an aggregate purchase price of $2,700,000 pursuant to a securities purchase agreement between them dated September 16, 2021 (the “Securities Purchase”). The Ordinary Shares, the Warrant and the Ordinary Shares underlying the Warrant were issued pursuant to a prospectus supplement dated September 28, 2021 and filed with the Commission on the same date and the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), which was filed with the Commission on August 22, 2019 and was declared effective on September 19, 2019..

As of the date of this report, the Company believes it has regained compliance with the stockholders’ equity requirement based upon the Securities Purchase. The Nasdaq shall continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, the Company may be subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2021	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer